Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated March 17, 2022

to

Prospectus dated November 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated November 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2022;

•	to disclose the calculation of our February 28, 2022 net asset value (“NAV”) per share for all share classes;

•	to disclose the appointment of James W. Brown to the audit committee;

•	to provide an update to our financing agreements;

•	to provide a market update; and

•	to provide updates to our portfolio and our business.

April 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2022 (and repurchases as of March 31, 2022) is as follows:

Transaction Price (per share)
Class S	$25.2161
Class T	$24.9910
Class D	$25.0238
Class M	$25.0942
Class I	$24.4594
Class F*	$25.0270
Class Y*	$24.4168

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The April 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 28, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2022.

The following table provides a breakdown of the major components of our total NAV as of February 28, 2022 (dollar amounts in thousands):

Components of NAV	February 28, 2022
Loans receivable	$4,263,367
Mortgage-backed securities held-to-maturity	67,956
Mortgage-backed securities available-for-sale, at fair value	71,925
Cash and cash equivalents	76,875
Restricted cash	4,252
Other assets	102,561
Collateralized loan obligation, net of deferred financing costs	(1,854,127)
Repurchase agreements payable, net of deferred financing costs	(1,372,861)
Credit facility payable	(55,000)
Accrued stockholder servicing fees(1)	(516)
Other liabilities	(26,467)

Net asset value	$1,277,965

Number of outstanding shares	51,215,445

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of February 28, 2022, we accrued under GAAP $59,408 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$723,274	$36,257	$16,408	$76,808	$380,364	$22,717	$22,137	$1,277,965
Number of outstanding shares	28,682,983	1,450,807	655,713	3,060,797	15,550,813	907,684	906,648	51,215,445

NAV per Share as of February 28, 2022	$25.2161	$24.9910	$25.0238	$25.0942	$24.4594	$25.0270	$24.4168

Management

The section of the Prospectus entitled “Management—Audit Committee” is amended to add the following language:

Effective March 15, 2022, James W. Brown has been appointed by the board of directors to the audit committee, such that the audit committee consists of three members: James W. Brown, Terence J. Connors and John A. Fry, each of whom is independent.

Financing Arrangements

MM-1 Facility

On March 4, 2022, FS CREIT Finance MM-1 LLC, or MM-1, an indirect wholly owned special-purpose financing subsidiary of the Company, entered into the Second Amendment to Loan and Servicing Agreement, or Second Amendment to Loan and Servicing Agreement, amending the Loan and Servicing Agreement dated September 20, 2021, with MM-1, as the borrower and portfolio asset servicer, FS CREIT Finance Holdings LLC, Wells Fargo Bank, National Association, as the administrative agent and the collateral custodian, Massachusetts Mutual Life Insurance Company, or Mass Mutual, and the other lenders from time to time party thereto, and Mass Mutual as the facility servicer.

The Second Amendment to Loan and Servicing Agreement provides for, among other things: (i) an increase to the committed amount from $250 million to $500 million and (ii) a decrease of the interest rate spread from 210 basis points to 205 basis points per annum. This follows the First Amendment to Loan and Servicing Agreement dated February 23, 2022, pursuant to which the committed amount was increased from $200 million to $250 million under the accordion feature provided under the original Loan and Servicing Agreement, prior to the amendments described herein.

Market Update

Rising inflation led to higher rates across the yield curve, especially among shorter rates as the 2-10 year curve flattened further in February. Core fixed income continued to struggle within this environment as the Bloomberg Aggregate Bond Index (“the Agg”) returned -1.12% in February, following its worst monthly return in January (-2.15%) since November 2016. The Agg’s YTD performance (-3.25%) continued to highlight core fixed income’s challenge as yields remain historically low and rising rates pose large downside risks to investor principal.

Commercial property prices remained hot in January, though growth decelerated modestly from December’s record-setting rate. The RCA Commercial Property Price Index (CPPI) rose 20.3% year-over-year in January 2022, compared to 22.9% in December 2021.1 Industrial (28.1%) and apartment (22.5%) property prices continued to lead annual growth while retail (20.4%) notched another consecutive month of 20%-plus annual price growth.1

Office price growth (11.8%) continues to be driven by solid gains among suburban office properties. Pricing in central business districts (CBDs) showed renewed signs of life, however, accelerating to 5.0% in January 2022 as the suburban-CBD spread narrowed.1

[1]	Real Capital Analytics, as of January 2022.

Foreign investment in US. commercial real estate exceeded pre-pandemic levels in 2021 as pensions, sovereign-wealth funds and other foreign institutions purchased nearly $71 billion of U.S. commercial real estate last year. In a significant shift from earlier activity, overseas investors favored sunbelt and smaller U.S. markets instead of their traditional preference for major U.S. metros. A record 64% of foreign investments were in properties in nonmajor metropolitan markets, according to Real Capital Analytics, up from about 53% in 2019.

Portfolio Update

We continue to build upon our track record of generating an attractive level of income in today’s low-rate environment with low NAV volatility. We closed on $353.1 million in new fundings in February 2022. New originations included:

•

Four garden-style multifamily properties: The first loan is backed by a 90% occupied property consisting of 344 two-story buildings in Riverside County, CA, between Los Angeles and San Diego. The property is located near major local employers and within a solid local school district. The second loan is collateralized by a 2017-vintage property that comprises 12 3-story buildings and 264 total units in Antioch, TN. The property is 92% occupied and in the high-growth Nashville, TN region. The third loan is backed by a portfolio of two-adjacent properties totaling 608 units on the outskirts of Indianapolis, IN. The portfolio is 95% occupied, resides in a strong local submarket and provides direct access to employers in downtown Indianapolis and the surrounding suburbs. The fourth property is a recently renovated 508-unit community in a strong suburban Atlanta submarket. The property is 96% occupied and amenity rich, featuring a clubhouse, a pool area, playground, fitness center/yoga studio, and business center.

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Office: A two-property office portfolio in Atlanta, GA. The properties are located across the street from Buckhead Village District, an 800K square foot mixed-use development offering high-end retail and restaurants. The properties are 83% occupied, and in the process of being renovated for full lease up; they have averaged 92% occupancy over the past 30 years. The sponsor has extensive experience in the Atlanta area, already having completed two local office redevelopment projects.

The short-term nature of our typical loan (2-3yr maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, since September 2020, the portfolio’s allocation to multifamily properties ranged from a low of 14% to approximately 58% as of February 28, 2022, as we continue to see attractive opportunities, primarily in secondary and sunbelt markets, driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same timeframe, we have opportunistically added new investments in hospitality and retail in recent months as sector fundamentals strengthened. As of February 28, 2022, hospitality and retail represented 6.2% and 7.0% of the portfolio, respectively. We also have increased our allocation to alternative sectors such as self-storage, which represented 5.3% of the portfolio as of February 28, 2022.

The portfolio was comprised of 100% performing assets as of February 28, 2022. Our investment pipeline remains strong throughout Q1 2022.